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07027165

OMV together with consortium partners establishes a company to build LNG Receiving Terminal in Croatia

October 4, 2007

082-03209

SUPPL

OMV, Central Europe's leading oil and gas group, is stepping up its plans to build an LNG receiving terminal on the Croatian island of Krk. A consortium comprising OMV Gas International (25.58 %), E.ON Ruhrgas (31.15 %), TOTAL (25.58 %), RWE (16.69 %) and Geoplin (1 %) has established the Zagreb-based company Adria LNG d.o.o. Its managing director will be Michael Mertl, chairman of the steering committee will be Reinhard Mitschek.

Adria LNG d.o.o now takes over the activities from Adria LNG Study Company to set up the detailed planning and construction phase of the project locally in Croatia.

With the planned LNG terminal on the Island of Krk, the entire region is going to benefit from greater diversification of gas supply, ensuring closer integration of Croatia into the European natural gas grid. Werner Auli, OMV Executive Board member responsible for Gas: „For us this is an important project for an enhanced supply security for OMV's gas markets. In addition it constitutes a further step in setting up an LNG portfolio."

The new terminal will have an initial capacity of some 10 bcm per year and will be designed for LNG tankers carrying up to 265,000 cbm. Once further investigations and planning activities have been completed, the LNG receiving terminal could be ready to go into service in early 2012. The final decision on this project is expected for 2008.

Apart from the Krk project, OMV is currently analysing further projects in the LNG business to enlarge the gas supply portfolio.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 19 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

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For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–September and Q3 2007** on November 15, 2007

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Move & More. OMV